Filed Pursuant to Rule 433
Registration No. 333-133007
January 25, 2008
HSBC USA INC.
Auto-Callable Reverse Convertible Notes
FREE WRITING PROSPECTUS
(To the Prospectus dated April 5, 2006,
the Prospectus Supplement dated October 12, 2007,
the Prospectus Addendum dated December 12, 2007, and
the Product Supplement dated October 23, 2007)

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. If the notes are not automatically called before maturity, the notes do not guarantee any return of principal at maturity, and you may lose some or all of your principal. If the notes are automatically called prior to the maturity date, you will receive the principal amount of your notes plus any accrued and unpaid interest to but excluding the call date. The notes will only be automatically called prior to the maturity date if the market price of the reference asset on the call valuation date is greater than its initial price.

The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

•  Principal Amount: $1,000.00 per note
•  Offering Period End Date: [January 28, 2008 at 4:00 pm, New York City time]
•  Initial Public Offering Price: 100 per cent
•  Initial Valuation Date: January 28, 2008
•  Issue Date: January 31, 2008
•  Call Valuation Date: April 25, 2008, subject to adjustment as described herein.
•  Call Date: 3 business days after the call valuation date and is expected to be April 30, 2008. The call date is subject to adjustment as described herein.

•  Interest Payment Dates: The last calendar day of each month following the issue date (or if such day is not a business day, the following business day), commencing on February 29, 2008 and ending on, and including, the maturity date.
•  Initial Price: The market price (as defined herein) of the reference asset on the initial valuation date.
•  Barrier Price: The product of the barrier level multiplied by the initial price.
•  Final Price: The market price (as defined herein) of the reference asset on the final valuation date.
•  Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	PAGE NUMBER	INTEREST RATE (PER ANNUM)	BARRIER LEVEL	ISSUE AMOUNT	PHYSICAL DELIVERY AMOUNT (1)	AGENT’S DISCOUNT OR COMMISSION / TOTAL (2)	PROCEEDS TO US PER / TOTAL	CUSIP / ISIN	FINAL VALUATION DATE(3)	MATURITY DATE(4)
APPLE INC. (AAPL)	FWP-6	16.25%	60.00%	TBD	TBD	TBD	TBD	4042K0HU2 / [●]	July 28, 2008	July 31, 2008

(1) The physical delivery amount will be determined by the calculation agent on the initial valuation date by dividing the principal amount of each note by the initial price of the reference asset. Any fractional shares will be paid in cash.
(2) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission / Total,” above.
(3) The final valuation date is subject to adjustment as described in the product supplement.
(4) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described in the product supplement.

See “Risk Factors” in this free writing prospectus beginning on page FWP-2, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC. January 25, 2008

GENERAL TERMS

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page FWP-2 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement, prospectus addendum and product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, prospectus addendum and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, prospectus addendum and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

• the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420407055751/v091073_424b2.htm

• the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

• the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

• the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in the notes is not equivalent to investing directly in the reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review ”Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

• “— Risks Relating to All Note Issuances”
• "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"

1. If the notes are not automatically called on the call date, the notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest if all of the following are true: (a) the notes are not automatically called on the call date because the market price (as defined below) of the reference asset on the call valuation date is equal to or less than the initial price of the reference asset on the call valuation date, (b) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (c) the final price of the reference asset is lower than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If the notes are not automatically called on the call date and you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. We cannot predict the final price of the reference asset on the final valuation date.

In the event that the notes are automatically called on the call date because the market price of the reference asset on the call valuation date is greater than its initial price, for each USD1,000 investment in the notes, you will receive USD1,000 plus any accrued and unpaid interest to but excluding the call date.

If (a) the notes are not automatically called on the call date and (b) if between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day is below the barrier price, at maturity, you will be fully exposed to any depreciation in the value of the reference asset over the term of the notes.

2. You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If (i) the market price of the reference asset on the call valuation date is greater than the initial price of the reference asset or (ii) the final price of the reference asset is greater than the initial price of the reference asset, the sum of any interest payments you receive during the term of the notes and the principal payment you receive on the call date or at maturity, as the case may be, will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the interest rate specified on the front cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3. The notes are subject to an automatic call feature prior to maturity and the automatic call feature may force a potential early exit.

If on the call valuation date the market price of the reference asset is greater than the initial price of the reference asset, we will automatically redeem the notes on the call date (the “automatic call”). If we automatically call the notes on the call date, you will receive the principal amount of your notes plus any accrued and unpaid interest to but exclude the call date. Moreover, following the occurrence of an automatic call, the term of the notes will expire and no further interest payments will be made on the notes. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity.

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4. Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under ”Certain U.S. Federal Income Tax Considerations” beginning on page FWP-4 of this free writing prospectus and ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, prospectus addendum, product supplement and this free writing prospectus do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

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SUMMARY

Principal Payment Upon an Automatic Call or at Maturity

Your payment at maturity for each note you hold will depend on the performance of the reference asset between the initial valuation date and the final valuation date, inclusive, subject to the automatic call feature described below. If the notes are not automatically called on the call date, for each note, you will receive the physical delivery amount at maturity if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset. If the notes are not automatically called on the call date, a USD1,000 investment in the notes will pay USD1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. Under some circumstances to be determined by and at the sole option of HSBC USA Inc., we may pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price. However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount in the event the conditions described above occur.

The notes are subject to an automatic call feature. If the market price of the reference asset on the call valuation date is greater than the initial price of the reference asset, your notes will be automatically called on the call date and prior to the scheduled maturity date. Under these circumstances, on the call date, for each USD1,000 investment in the notes, you will receive USD1,000 plus accrued and unpaid interest to but excluding the call date.

As described in the product supplement, on any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the market price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference asset is not listed or traded as described above for any reason other than a market disruption event, then the market price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on the call valuation date or the day on which the final price is to be determined, as the case may be, the market price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the call valuation date or final valuation date, as applicable. In such case, the calculation agent shall determine the final price or market price, as applicable, on such date. The term “market disruption event” is described and defined in the product supplement.

If a call valuation date is postponed due to a market disruption event with respect to the reference asset, the call date will also be postponed until the third business day following the postponed call valuation date.

In the event that the maturity date is postponed or extended as described under ”Specific Terms of the Notes — Maturity Date and the Final Valuation Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

If the notes are not automatically called on the call date, the notes do not guarantee a return of principal at maturity and you may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the notes are not automatically called on the call date and the payment at maturity is in physical shares of the reference asset, you will receive a number of shares referred to as the ”physical delivery amount” (with any fractional shares to be paid in cash). The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of each note by the initial price of the reference asset. The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payment(s) will be made on the interest payment date(s) specified on the front cover of this free writing prospectus. However, upon the occurrence of the automatic call, the term of the notes will expire and no further interest will be accrued and made on the notes. Furthermore, to the extent applicable, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months on an adjusted basis. For more information, see ”Description of the Notes — Fixed Rate Notes” in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.“ We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

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The description below of the reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference asset and the reference issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section ”Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Asset

The description below of the reference asset includes a table that sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the primary exchange, of the reference asset for each quarter in the period from January 1, 2005 through December 31, 2007 and for the period from January 2, 2008 through January 24, 2008. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of the reference asset should not be taken as an indication of future performance of the reference asset.

HYPOTHETICAL EXAMPLES
The description below of the reference asset includes a table of hypothetical returns that is based on the assumptions outlined for the reference asset. The table of hypothetical returns assumes the notes were not automatically called prior to maturity as well as illustrates hypothetical returns at maturity based on hypothetical performances of the reference asset. The table illustrates the hypothetical returns you would have earned from (i) a USD 1,000 investment in the notes compared to (ii) a direct investment in the reference asset (prior to the deduction of any applicable brokerage fees or charges). The hypothetical returns are rounded to the hundredth decimal place. The following is a general description of how the hypothetical returns in the table were determined:
•  If the final price of the reference asset is lower than the initial price of the reference asset and the market price of the reference asset was below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive the physical delivery amount (with any fractional shares to be paid in cash);
•  If the final price of the reference asset is greater than or equal to the initial price of the reference asset, you would receive USD 1,000 at maturity, regardless of whether the market price of the reference asset on any day was below the barrier price; or
•  If the final price of the reference asset is lower than the initial price of the reference asset but the market price of the reference asset was never below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive USD 1,000 at maturity.

The table of hypothetical returns is provided for illustration purposes only and is hypothetical. The table does not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the notes were not subject to an automatic call and the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

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APPLE INC. (AAPL)

Description of APPLE INC.

According to publicly available information, APPLE INC. (“Apple”) designs, manufactures, and sells personal computers, portable digital music players, and mobile communication devices, as well as related software, services, peripherals, and networking solutions worldwide. Apple’s products include desktop and notebook computers, server and storage products, and related devices and peripherals; Mac OS X operating system; and iLife, a suite of software for creation and management of digital photography, music, movies, DVDs, and Web site.

Apple’s SEC file number is 000-10030.

Historical Performance of Apple

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	45.44	31.30	41.67
June 30, 2005	44.44	33.11	36.81
September 30, 2005	54.56	36.29	53.61
December 30, 2005	75.46	47.87	71.89
March 31, 2006	87.05	57.67	62.72
June 30, 2006	73.38	55.41	57.12
September 29, 2006	77.78	50.35	77.03
December 31, 2006	93.15	72.60	84.84
March 30, 2007	97.80	81.90	92.91
June 29, 2007	127.60	89.60	122.04
September 28, 2007	155.00	111.62	153.54
December 31, 2007	202.96	150.64	198.08
January 2, 2008 though January 24, 2008	200.20	126.14	135.60

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 16.25 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “Hypothetical Examples” above for more information.

Reference Asset:	Apple
Initial Price:	USD[●]
Barrier Level:	60%
Interest Rate:	16.25 per cent per annum
Physical Delivery Amount:	[●] shares (fractional shares paid in cash)
Term of Notes:	6 months
Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns (1)

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	8.13%		100.00%
+	90%	8.13%		90.00%
+	80%	8.13%		80.00%
+	70%	8.13%		70.00%
+	60%	8.13%		60.00%
+	50%	8.13%		50.00%
+	40%	8.13%		40.00%
+	30%	8.13%		30.00%
+	20%	8.13%		20.00%
+	10%	8.13%		10.00%
	0%	8.13%		0.00%
		Barrier Price of Any Reference Asset Ever Breached?
		YES	NO
-	10%	-1.87%	8.13%	-10.00%
-	20%	-11.87%	8.13%	-20.00%
-	30%	-21.87%	8.13%	-30.00%
-	40%	-31.87%	8.13%	-40.00%
-	50%	-41.87%	N/A	-50.00%
-	60%	-51.87%	N/A	-60.00%
-	70%	-61.87%	N/A	-70.00%
-	80%	-71.87%	N/A	-80.00%
-	90%	-81.87%	N/A	-90.00%
-	100%	-91.87%	N/A	-100.00%
(1) If the notes are automatically called, investors will receive $1,000 per note, plus interest accrued and unpaid to but excluding the call date.

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